Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “company”)
APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR: ANDREW J QUINN
London, 1 November 2011 — Randgold Resources is pleased to announce the appointment of Andrew J Quinn as an independent non-executive director and a member of the audit committee with effect from 1 November 2011.
Mr Quinn, 57, will be retiring from the Wholesale Banking division of CIBC, a leading North American financial institution. Since 1996 he had been a managing director and head of mining investment banking in Europe and Africa. He graduated in 1975 with a BSc (Hons) in Mineral Exploitation (Mining Engineering) from Cardiff University, before joining Anglo American’s gold division in South Africa. Mr Quinn held various management and technical positions in South Africa and Australia, before joining Mining Journal as editor of its gold publications in 1982 and subsequently, in 1984, entering the financial services industry with James Capel (later HSBC Investment Banking), thereafter joining CIBC in 1996. Since 2005, Mr Quinn has served as the non-executive chairman of Pursuit Dynamics plc.
Commenting on the appointment Randgold Resources chairman, Philippe Liétard, said: “We are delighted to welcome someone of Andy’s calibre to our board. He is highly respected in the mining financial sector, particularly in London, and his experience in this sector will be a valuable resource for the company.”
With the appointment of Mr Quinn to the audit committee, Dr Kadri Dagdelen will resign as a member of that committee and join the company’s Governance and Nomination Committee.
Randgold Resources enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com